SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number: 0-21403

                           NOTIFICATION OF LATE FILING


         (Check One):  [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended:  June 30, 2002
                            -------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant          Voxware, Inc.
                         -------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and number)

                  168 Franklin Corner Road
--------------------------------------------------------------------------------

City, state and zip code  Lawrenceville, New Jersey 08648
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [  ] (c) The  accountant's  statement or other  exhibit  required by Rule
          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

          Voxware, Inc. (the "Company") is unable to timely file its Annual Report on Form 10-K for the Year Ended June 30, 2002 (the "Form 10-K") without unreasonable effort or expense because the Company appointed new independent auditors on August 26, 2002 and the audit is not yet complete. The Form 10-K is currently being prepared and will be filed no later than the 15th calendar day following the prescribed due date of the Form 10-K.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

  Nicholas Narlis                   (609) 514-4100
------------------------------------------------------------------------------
    (Name)                       (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see Exhibit A attached hereto and forming a part hereof.

                             Voxware, Inc.
--------------------------------------------------------------------------------
             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 30, 2002      By:/s/ Nicholas Narlis
                                 ------------------------------------------
                                 Name:  Nicholas Narlis
                                 Title: Senior Vice President and
                                          Chief Financial Officer

                                    EXHIBIT A

                                     PART IV
                                OTHER INFORMATION

(3) For the twelve months ended June 30, 2002, the Company expects to report that it had revenue of approximately $4,500,000, an increase of $2,455,000 from revenue of $2,045,000 in the comparable period last year. The Company also expects to report that, for the twelve months ended June 30, 2002, it had net loss before amortization and impairment charges of purchased intangible assets and gains on the write-down of warrants to fair value of approximately $2,950,000, a decrease of approximately $5,765,000 from net loss before amortization and impairment charges of purchased intangible assets and gains on the write-down of warrants to fair value of approximately $8,715,000 in the comparable period last year. Net loss per share for the twelve months ended June 30, 2002 is expected to be not more than $0.50 per share compared to net loss per share of $1.32 for the comparable period last year.